Exhibit 99.1

monday.com Achieves Significant Financial Milestone with $1 Billion in Annual Recurring Revenue
The company has reached a notable milestone, setting a new standard for innovation and growth.

New York and Tel Aviv – August 26, 2024 – monday.com Ltd. (NASDAQ: MNDY) (“monday.com”), the multi-product platform that runs all core aspects of work, announced today that it has reached $1 billion in annual recurring revenue (ARR)1. The company recently achieved this significant financial milestone, just a decade after it launched its Work Operating System (Work OS) and eight years since it reached $1 million in ARR.

“In 2014, we set out to disrupt traditional work software, and over the last decade, we’ve built a product that has become the core platform for companies worldwide,” says Roy Mann, co-founder and co-CEO. “Hitting $1 billion in ARR is an exciting milestone on our journey to take on the immense opportunity in the work software industry. We believe software can be both a platform that people love and an effective way to solve core business challenges in a scalable and robust way. We wouldn’t have achieved this without our dedicated monday.com team, partners, and customers.”

Launched in 2014, the monday.com Work OS is a no-code, low-code open platform that allows customers, teams, and enterprises to create and shape the tools they need to pave their business success. In the past, companies had very limited options - rigid off-the-shelf point solutions typically designed for small to medium businesses that couldn’t scale or complex enterprise software with massive implementation and maintenance costs.

From day one, monday.com’s goal was to address these challenges and develop a platform to run the core of all work. The platform consists of modular building blocks that are simple enough for anyone to assemble yet powerful enough to build solutions that drive the core business of any organization in any vertical. As monday.com enters its next phase of growth and evolves into a multi-product company, its commitment to understanding and addressing customers’ evolving needs has led to the development of the Work OS product suite. This suite includes monday work management, monday CRM, monday dev, and monday service (currently in beta), each tailored to specific use cases.

“Achieving $1 billion in ARR is a testament to the value we provide for our customers, and we’re committed to continuous evolution to ensure monday.com remains an industry leader,” says Eran Zinman, co-founder and co-CEO. “We take pride in how we’ve built our product, our agility, and continued strategic investments in our infrastructure, as demonstrated by the release of mondayDB – all allowing us to adapt to our customers’ evolving needs. Our transition from a single product to a multi-product company, coupled with expansion into mid-market and enterprise markets, lays the foundation for future growth and expansion of our offering.”

“We’ve always believed that one of our unique strengths lies in achieving expansion while driving operational efficiency, and achieving $1 billion in ARR in only ten years is proof of that,” says Eliran Glazer, CFO. “As we head into the next phase of monday.com, as a multi-product company providing solutions to enterprises, I’m excited for the journey to the next milestone.”

About monday.com:
The monday.com Work OS is a low code- no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering companies to excel in every aspect of their work while creating an environment of transparency in their business and operations. monday.com has offices in Tel Aviv, New York, Denver, Chicago, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. Fully customizable to suit any business vertical, the platform is currently used by over 225,000 customers across more than 200 industries and in over 200 countries and territories.

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Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Or Elmaliah
ore@monday.com

1 ARR means, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.